October 5, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Ultimus Managers Trust (the “Trust”) on behalf of its series, Meehan Focus Fund (the “Fund”)
Registration Statement on Form N-14 (File No. 333-219590)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of October 5, 2017, or as soon thereafter as practicable.

Sincerely,

ULTIMUS MANAGERS TRUST	ULTIMUS FUND DISTRIBUTORS, LLC

By:	/s/ David R. Carson	By:	/s/ Robert G. Dorsey
Name:	David R. Carson	Name:	Robert G. Dorsey
Title:	President	Title:	President